Exhibit 99.4

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RiT’S PATCHVIEW NAMED CHINA’S BEST IIM SOLUTION
-- RiT’s Marketing Momentum Growing in Vast Chinese Market --

Tel Aviv, Israel – December 23, 2010 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that its PatchView™ real-time intelligent infrastructure management (IIM) solution was named the best IIM solution in the cabling market at the China International Building Intelligent Summit 2010.

This prestigious rating was awarded by Qianjia Brand Media, a professional services and consulting company formed in 2000 to promote Intelligent Building throughout China. In evaluating RiT’s product offering, Qianjia considered product quality and innovation, customer satisfaction, leading industry experts’ opinion, RiT’s market education activities, partner satisfaction and brand awareness.

“We are honored and excited that our PatchView has been named China’s number one IIM solution,” commented John Long, Chief Representative of RiT Technologies’ Beijing Rep office. “RiT’s activities have been growing steadily in China over the past few years, and this award shows that we are making inroads. We believe the recognition will create new opportunities for us in this strategic region.”

David Xiang, CEO of Qianjia Brand Media, added, “In our view, branding is a key success factor for companies and products in China today. We have been following RiT’s progress closely and are impressed with the rate at which they have been able to establish awareness throughout China’s Intelligent Building industry. Given the quality of RiT’s products and advanced technology, coupled with their unique service capability, we believe RiT is positioned to become an even stronger contender in this vast market.”

About RiT Technologies

RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

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Safe Harbor Statement

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss our expectations from PatchView, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Julia Geva
AVP Marketing
+972-3-766-6735
juliag@rit.co.il

RiT Technologies Ltd
24 Raoul Wallenberg St., Tel Aviv 69719, Israel